

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Verender Badial
Chief Financial Officer
JATT Acquisition Corp
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

> **Re: JATT Acquisition Corp**
> **Amendment No. 7 to Registration Statement on Form S-4**
> **Filed on February 17, 2023**
> **File No. 333-267005**

Dear Verender Badial:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Form S-4

License Agreements, page 244

1. We note your disclosure relating to the Lilly License on page 245 of royalties ranging from mid-single to low-double digit percentages. Please revise your disclosure to give investors a reasonable idea of the amount of the royalty rates that does not exceed ten percentage points.

Financial Statements , page F-1

2. Please update the financial statements of Jatt Acquisition Corp and Zura Bio Limited to December 31, 2022 in accordance with Rule 3-12 of Regulation S-X or tell us the reason(s) that you believe you are not required to do so.

You may contact Christie Wong at 202-551-3684 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Giovanni Caruso, Esq.